Exhibit 99.1

CARDIOL THERAPEUTICS INC.
CONDENSED INTERIM FINANCIAL STATEMENTS

THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2021

(EXPRESSED IN CANADIAN DOLLARS)
(UNAUDITED)

Cardiol Therapeutics Inc.

Condensed Interim Statements of Financial Position

(Expressed in Canadian Dollars)

Unaudited

	As at	As at
	September 30,	December 31,
	2021	2020
ASSETS

Current assets
Cash and cash equivalents (note 3)	$28,652,391	$14,025,187
Accounts receivable	71,592	5,793
Other receivables	313,781	214,130
Prepaid expenses (note 13)	1,563,505	347,808
Prepaid inventory (note 11(iv))	339,051	339,051
Inventory	-	17,968
Total current assets	30,940,320	14,949,937

Non-current assets
Property and equipment (note 4)	390,972	479,554
Intangible assets (note 6)	400,357	463,690
Total assets	$31,731,649	$15,893,181

EQUITY AND LIABILITIES

Current liabilities
Accounts payable and accrued liabilities (note 13)	$2,518,540	$2,466,262
Current portion of lease liability (note 5)	53,069	51,915
Total current liabilities	2,571,609	2,518,177

Non-current liabilities
Lease liability (note 5)	74,562	104,651
Total liabilities	2,646,171	2,622,828

Equity
Share capital (note 7)	89,831,548	51,923,471
Warrants (note 9)	4,317,473	4,460,728
Contributed surplus (note 8)	12,196,858	8,765,773
Deficit	(77,260,401)	(51,879,619)
Total equity	29,085,478	13,270,353
Total equity and liabilities	$31,731,649	$15,893,181

The accompanying notes to the unaudited condensed interim financial statements are an integral part of these financial statements.

Commitments (notes 6 and 11)
Subsequent events (note 16)

Approved on behalf of the Board:

"David Elsley", Director	"Guillermo Torre-Amione", Director

Cardiol Therapeutics Inc.

Condensed Interim Statements of Loss and Comprehensive Loss

(Expressed in Canadian Dollars)

Unaudited

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,
	2021	2020	2021	2020
Revenue
Sales	$-	$-	$78,760	$-

Operating expenses (notes 8, 12, 13)
General and administration	$7,571,515	$2,494,297	$18,303,301	$7,709,848
Research and development	2,592,094	1,916,486	7,342,587	3,361,897
Loss before other income (expenses)	(10,163,609)	(4,410,783)	(25,567,128)	(11,071,745)
Interest income	35,930	23,359	78,234	57,051
Gain (loss) on foreign exchange	124,612	(13,819)	15,036	32,888
Other income	93,076	-	93,076	7,398
Net loss and comprehensive loss for the period	$(9,909,991)	$(4,401,243)	$(25,380,782)	$(10,974,408)

Basic and diluted net loss per share (note 10)	$(0.23)	$(0.13)	$(0.65)	$(0.38)
Weighted average number of common shares outstanding	43,169,772	32,788,663	39,308,910	28,855,226

The accompanying notes to the unaudited condensed interim financial statements are an integral part of these financial statements.

Cardiol Therapeutics Inc.

Condensed Interim Statements of Cash Flows

(Expressed in Canadian Dollars)

Unaudited

	Nine Months	Nine Months
	Ended	Ended
	September 30,	September 30,
	2021	2020
Operating activities
Net loss and other comprehensive loss for the period	$(25,380,782)	$(10,974,408)
Adjustments for:
Depreciation of property and equipment	101,498	107,816
Amortization of intangible assets	63,333	63,333
Share-based compensation	3,909,056	2,439,158
Accretion on lease liability	10,002	12,485
Shares for services	3,048,365	20,742
Research and development expenses to be settled through warrant exercise	16,063	63,764
Changes in non-cash working capital items:
Accounts receivable	(65,799)	4,074
Other receivables	(99,651)	641,301
Prepaid expenses	(1,215,697)	(325,118)
Inventory	17,968	173,599
Accounts payable and accrued liabilities	52,278	1,176,720
Net cash used in operating activities	(19,543,366)	(6,596,534)

Investing activities
Purchase of property and equipment	(12,916)	(27,104)
Net cash used in investing activities	(12,916)	(27,104)

Financing activities
Issuance of units	22,003,200	17,250,000
Share issuance costs	(1,378,225)	(1,088,190)
Issuance of warrants, net of issuance costs	8,147	-
Proceeds from stock options exercised	2,837,083	-
Proceeds from warrants exercised	10,752,218	89,700
Payment of lease liability	(38,937)	(37,495)
Net cash provided by financing activities	34,183,486	16,214,015
Net change in cash and cash equivalents	14,627,204	9,590,377
Cash and cash equivalents, beginning of period	14,025,187	6,956,203
Cash and cash equivalents, end of period	$28,652,391	$16,546,580

The accompanying notes to the unaudited condensed interim financial statements are an integral part of these financial statements.

Cardiol Therapeutics Inc.

Condensed Interim Statements of Changes in Equity

(Expressed in Canadian Dollars)

Unaudited

	Share capital			Contributed
	Number	Amount	Warrants	surplus	Deficit	Total
Balance, December 31, 2019	25,877,686	$39,413,506	$1,731,250	$4,765,965	$(31,238,684)	$14,672,037
Issuance of units	6,900,000	13,446,249	3,803,751	-	-	17,250,000
Share issuance costs	-	(1,243,485)	155,295	-	-	(1,088,190)
Fair value of warrants expired	-	-	(35,144)	35,144	-	-
Share-based compensation	-	-	-	2,439,158	-	2,439,158
Warrants exercised	27,600	89,700	-	-	-	89,700
Fair value of warrants exercised	-	30,430	(30,430)	-	-	-
Shares for services	6,914	20,742	-	-	-	20,742
Fair value of warrants earned	-	-	63,764	-	-	63,764
Net loss and comprehensive loss for the period	-	-	-	-	(10,974,408)	(10,974,408)
Balance, September 30, 2020	32,812,200	$51,757,142	$5,688,486	$7,240,267	$(42,213,092)	$22,472,803

Balance, December 31, 2020	32,860,291	$51,923,471	$4,460,728	$8,765,773	$(51,879,619)	$13,270,353
Issuance of units	6,112,000	18,211,000	3,792,200	-	-	22,003,200
Issuance of warrants, net of issuance costs	-	-	8,147	-	-	8,147
Share issuance costs	-	(1,140,691)	(237,534)	-	-	(1,378,225)
Options exercised	998,333	2,837,083	-	-	-	2,837,083
Fair value of options exercised	-	1,357,160	-	(1,357,160)	-	-
Warrants exercised	3,353,123	10,607,242	144,976	-	-	10,752,218
Fair value of warrants exercised	-	3,867,107	(3,867,107)	-	-	-
Shares for services	683,592	2,169,176	-	879,189	-	3,048,365
Share-based compensation	-	-	-	3,909,056	-	3,909,056
Fair value of warrants earned	-	-	16,063	-	-	16,063
Net loss and comprehensive loss for the period	-	-	-	-	(25,380,782)	(25,380,782)
Balance, September 30, 2021	44,007,339	$89,831,548	$4,317,473	$12,196,858	$(77,260,401)	$29,085,478

The accompanying notes to the unaudited condensed interim financial statements are an integral part of these financial statements.

Cardiol Therapeutics Inc.

Notes to Condensed Interim Financial Statements

Three and Nine Months Ended September 30, 2021

(Expressed in Canadian Dollars)

Unaudited

1.	Nature of operations

Cardiol Therapeutics Inc. (the "Company") was incorporated under the laws of the Province of Ontario on January 19, 2017. The Company's registered and legal office is located at 2265 Upper Middle Rd. E., Suite 602, Oakville, Ontario, L6H 0G5, Canada.

The Corporation is a clinical-stage life sciences company focused on the research and clinical development of anti- inflammatory therapies for the treatment of cardiovascular disease ("CVD"). In September 2020, the Corporation received clearance from the U.S. Food and Drug Administration (the “FDA”) for its Investigational New Drug ("IND") application to commence a Phase II/III, double-blind, placebo-controlled clinical trial investigating the efficacy and safety of its lead product, CardiolRx™, in hospitalized COVID-19 patients with a prior history of, or risk factors for, CVD. CardiolRx is an oral cannabidiol formulation that is pharmaceutically manufactured under cGMP.

In August 2021, the Corporation received clearance from the FDA for its IND application for a Phase II international trial of CardiolRx in acute myocarditis, a condition caused by inflammation in heart tissue, which remains a leading cause of sudden cardiac death in people less than 35 years of age. Cardiol is also developing a subcutaneous formulation of CardiolRx for the treatment of inflammation in the heart that is associated with the development and progression of heart failure.

On December 20, 2018, the Company completed its initial public offering (the "IPO") on the Toronto Stock Exchange (the "TSX"). As a result, the Company's common shares commenced trading on that date on the TSX under the symbol "CRDL", and on May 12, 2021, warrants commenced trading under the symbol "CRDL.WT.A". On May 30, 2019, the Company also began trading on the OTCQX Best Market ("OTCQX") under the symbol "CRTPF". On August 10, 2021, the Company's common shares commenced trading on the Nasdaq Capital Market ("Nasdaq") under the symbol "CRDL". Concurrent with the listing on the Nasdaq, the common shares ceased to be quoted on the OTCQX.

2.	Significant accounting policies

Statement of compliance

The Company applies International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). These unaudited condensed interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements required by IFRS as issued by IASB and interpretations by IFRIC.

The policies applied in these unaudited condensed interim financial statements are based on IFRSs issued and outstanding as of November 11, 2021, the date the Board of Directors approved the statements. The same accounting policies and methods of computation are followed in these unaudited condensed interim financial statements as compared with the most recent annual financial statements as at and for the year ended December 31, 2020. Any subsequent changes to IFRS that are given effect in the Company’s annual financial statements for the year ending December 31, 2021, could result in restatement of these unaudited condensed interim financial statements.

Cardiol Therapeutics Inc.

Notes to Condensed Interim Financial Statements

Three and Nine Months Ended September 30, 2021

(Expressed in Canadian Dollars)

Unaudited

3.	Cash and cash equivalents

Cash and cash equivalents include a cashable Guaranteed Investment Certificate totaling $61,506 earning interest of 0.1% per annum and maturing on December 4, 2021 (December 31, 2020 - cashable Guaranteed Investment Certificate totaling $61,506 earning interest of 0.1% per annum and maturing on December 4, 2021). The Guaranteed Investment Certificate may be redeemed prior to maturity without penalty.

4.	Property and equipment

Cost	Right-of- use asset	Equipment	Leasehold improvements	Office equipment	Computer equipment	Total
Balance, December 31, 2019	$200,319	$116,578	$234,772	$52,917	$55,772	$660,358
Additions	-	6,480	2,476	12,799	18,847	40,602
Balance, December 31, 2020	200,319	123,058	237,248	$65,716	$74,619	$700,960
Additions	-	7,712	-	-	5,204	12,916
Balance, September 30, 2021	$200,319	$130,770	$237,248	$65,716	$79,823	$713,876

	Right-of-		Leasehold	Office	Computer
Accumulated Depreciation	use asset	Equipment	improvements	equipment	equipment	Total
Balance, December 31, 2019	$23,373	$23,996	$4,192	$3,816	$20,934	$76,311
Depreciation for the year	40,068	29,056	50,840	11,828	13,303	145,095
Balance, December 31, 2020	$63,441	$53,052	$55,032	$15,644	$34,237	$221,406
Depreciation for the period	30,051	16,330	38,130	7,511	9,476	101,498
Balance, September 30, 2021	$93,492	$69,382	$93,162	$23,155	$43,713	$322,904

	Right-of-		Leasehold	Office	Computer
Carrying value	use asset	Equipment	improvements	equipment	equipment	Total
Balance, December 31, 2020	$136,878	$70,006	$182,216	$50,072	$40,382	$479,554
Balance, September 30, 2021	$106,827	$61,388	$144,086	$42,561	$36,110	$390,972

Cardiol Therapeutics Inc.

Notes to Condensed Interim Financial Statements

Three and Nine Months Ended September 30, 2021

(Expressed in Canadian Dollars)

Unaudited

5.	Lease liability

Carrying
Value
Balance, December 31, 2019	$190,752
Repayments	(50,472)
Accretion	16,286
Balance, December 31, 2020	$156,566
Repayments	(38,937)
Accretion	10,002
Balance, September 30, 2021	$127,631
Current portion	53,069
Long-term portion	$74,562

(i) When measuring the lease liability for the property lease that was classified as an operating lease, the Company discounted the lease payments using its incremental borrowing rate. The property lease expires on May 31, 2024 and the lease payments were discounted with a 9% interest rate.

6.	Intangible assets

Exclusive global
Cost	license agreement
Balance, December 31, 2019, December 31, 2020, and September 30, 2021	$767,228

Exclusive global
Accumulated Amortization	license agreement
Balance, December 31, 2019	$219,094
Amortization for the year	84,444
Balance, December 31, 2020	$303,538
Amortization for the period	63,333
Balance, September 30, 2021	$366,871

Exclusive global
Carrying Value	license agreement
Balance, December 31, 2020	$463,690
Balance, September 30, 2021	$400,357

Exclusive global agreement ("Meros License Agreement")

In 2017, the Company was granted by Meros Polymers Inc. (“Meros”) the sole, exclusive, irrevocable license to patented nanotechnologies for use with any drugs to diagnose, or treat, cardiovascular disease, cardiopulmonary disease, and cardiac arrhythmias. Meros is focused on the advancement of nanotechnologies developed at the University of Alberta.

Cardiol Therapeutics Inc.

Notes to Condensed Interim Financial Statements

Three and Nine Months Ended September 30, 2021

(Expressed in Canadian Dollars)

Unaudited

6.	Intangible assets (continued)

Under the Meros License Agreement, Cardiol agreed to certain milestones and milestone payments, including the following: (i) payment of $100,000 upon enrolling the first patient in a Phase IIB clinical trial designed to investigate the safety and indications of efficacy of one of the licensed technologies; (ii) payment of $500,000 upon enrolling the first patient in a Pivotal Phase III clinical trial designed to investigate the safety and efficacy of one of the licensed technologies; (iii) $1,000,000 upon receiving regulatory approval from the FDA for any therapeutic and/or prophylactic treatment incorporating the licensed technologies. Cardiol also agreed to pay Meros the following royalties:

(a)  5% of worldwide proceeds of net sales of the licensed technologies containing cannabinoids, excluding non-royalty sub-license income in (b) below, that Cardiol receives from human and animal disease indications and derivatives as outlined in the Meros License Agreement;

(b)  7% of any non-royalty sub-license income that Cardiol receives from human and animal disease indications and derivatives for licensed technologies containing cannabinoids as outlined in the Meros License Agreement;

(c)  3.7% of worldwide proceeds of net sales that Cardiol receives from the licensed technology in relation to human and animal cardiovascular and/or cardiopulmonary disease, heart failure, and/or cardiac arrhythmia diagnosis and/or treatments using the drugs, excluding cannabinoids included in (a) above, outlined in the Meros License Agreement; and

(d)  5% of any non-royalty sub-license income that Cardiol receives in relation to any human and animal heart disease, heart failure and/or arrhythmias indications, excluding cannabinoids included in (b) above, as outlined in the Meros License Agreement.

In addition, as part of the consideration under the Meros License Agreement, Cardiol (i) issued to Meros 1,020,000 common shares; and (ii) issued to Meros 1,020,000 special warrants convertible automatically into common shares for no additional consideration upon the first patient being enrolled in a Phase 1 clinical trial using the licensed technologies as described in the Meros License Agreement.

7.	Share capital

a) Authorized share capital

The authorized share capital consisted of unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

Cardiol Therapeutics Inc.

Notes to Condensed Interim Financial Statements

Three and Nine Months Ended September 30, 2021

(Expressed in Canadian Dollars)

Unaudited

7.	Share capital (continued)

b) Common shares issued

	Number of
	common
	shares	Amount
Balance, December 31, 2019	25,877,686	$39,413,506
Issuance of units (ii)	6,900,000	17,250,000
Shares for services (i)	6,914	20,742
Share issuance costs (ii)	-	(1,243,485)
Warrants exercised (note 9)	27,600	89,700
Fair value of warrants (note 9)	-	(3,803,751)
Fair value of warrants exercised (note 9)	-	30,430
Balance, September 30, 2020	32,812,200	$51,757,142

Balance, December 31, 2020	32,860,291	$51,923,471
Shares for services (iv)	683,592	2,169,176
Issuance of units (iii)	6,112,000	22,003,200
Fair value of warrants (iii)	-	(3,792,200)
Stock options exercised (note 8)	998,333	2,837,083
Fair value of stock options exercised (note 8)	-	1,357,160
Warrants exercised (note 9)	3,353,123	10,607,242
Fair value of warrants exercised (note 9)	-	3,867,107
Share issuance cost (iii)	-	(1,140,691)
Balance, September 30, 2021	44,007,339	$89,831,548

(i)  March 30, 2020, the Company issued 6,914 common shares, with a fair value of $20,742, in exchange for $28,140 of services rendered. The valuation was based on the fair value of the shares issued. As a result, the Company recorded other income of $7,398.

(ii)  On June 4, 2020, the Company completed its short form prospectus offering by issuing 6,900,000 common share units at $2.50 per unit for gross proceeds of $17,250,000. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant was exercisable into one common share at the price of $3.25 per share for a period of two years from closing, accelerated to October 12, 2021 as the volume weighted average trading price of the common shares was equal to or greater than $4.50 for a ten consecutive trading day period.

The fair value of $3,803,751 was assigned to the 3,450,000 warrants issued as part of the units as estimated by using a fair value market technique incorporating the Black-Scholes option pricing model, using the following assumptions: a risk-free interest rate of 0.32%; an expected volatility factor of 85%; an expected dividend yield of 0%; and an expected life of 2 years.

The underwriters were paid cash fees of $735,000 and 294,000 compensation warrants. Each compensation warrant entitled the holder to acquire one additional common share unit of the Company at $2.50 for a period of 24 months from closing. The grant date fair value of $507,059 was assigned to the compensation warrants issued as estimated by using a fair value market technique incorporating the Black-Scholes option pricing model, using the following assumptions: a risk-free interest rate of 0.32%; an expected volatility factor of 85%; an expected dividend yield of 0%; and an expected life of 2 years.

Cardiol Therapeutics Inc.

Notes to Condensed Interim Financial Statements

Three and Nine Months Ended September 30, 2021

(Expressed in Canadian Dollars)

Unaudited

7.	Share capital (continued)

(iii)  On May 12, 2021, the Company completed its short form base shelf prospectus offering by issuing 6,112,000 common share units at $3.60 per unit for gross proceeds of $22,003,200, as well as an additional 433,400 warrants at $0.02 per warrant for $8,668. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable into one common share at the price of $4.60 per share for a period of three years from closing. The underwriters were paid cash fees of $1,025,590.

The fair value of $3,792,200 was assigned to the 3,056,000 warrants issued as part of the units as estimated by using a fair value market technique incorporating the Black-Scholes option pricing model, using the following assumptions: a risk-free interest rate of 0.53%; an expected volatility factor of 81%; an expected dividend yield of 0%; and an expected life of 3 years.

(iv)  During the nine months ended September 30, 2021, the Company issued 508,592 shares for services with a cumulative fair value of $1,946,171. The fair value of the shares was determined to be equal to the value of the services rendered. Included within these issuances are the following shares subject to vesting conditions: 100,000 restricted common shares that contain service-based conditions and vest 1/4 on each of September 29, 2021, March 29, 2022, September 29, 2022, and March 29, 2023; 37,610 common shares that fully vest on October 14, 2021; and 100,000 common shares that vest 1/4 on each of November 17, 2021, February 17, 2022, May 17, 2022, and August 17, 2022.

8.	Share-based payments

The Company has adopted an Omnibus Equity Incentive Plan in accordance with the policies of the TSX, which permits the grant or issuance of options, Restricted Share Units ("RSUs"), Performance Share Units ("PSUs") and Deferred Share Units ("DSUs"), as well as other share-based payment arrangements. The maximum number of shares that may be issued upon the exercise or settlement of awards granted under the plan may not exceed 15% of the Company's issued and outstanding shares from time to time. The Board of Directors determines the price per common share and the number of common shares which may be allotted to directors, officers, employees, and consultants, and all other terms and conditions of the option, subject to the rules of the TSX.

Cardiol Therapeutics Inc.

Notes to Condensed Interim Financial Statements
Three and Nine Months Ended September 30, 2021
(Expressed in Canadian Dollars)

Unaudited

8.	Share-based payments (continued)

(a) Stock Options

	Number of stock options	Weighted average exercise price ($)
Balance, December 31, 2019	1,760,000	$4.68
Issued	984,000	2.73
Expired	(201,500)	4.80
Balance, September 30, 2020	2,542,500	$3.92

Balance, December 31, 2020	2,861,300	$3.78
Issued	1,961,666	4.38
Expired	(106,667)	2.90
Exercised	(998,333)	2.84
Balance, September 30, 2021	3,717,966	$4.38

At the grant date, the fair value stock options issued was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions:

	Nine Months	Nine Months
	Ended	Ended
	September 30,	September 30,
	2021	2020
Fair value of stock options at grant date	$2.45	$1.38
Share price	$4.37	$2.66
Exercise price	$4.38	$2.73
Risk-free interest rate	0.50%	0.48%
Expected volatility	90%	91%
Expected life in years	3.25	2.59
Expected dividend yield	Nil	Nil

Cardiol Therapeutics Inc.

Notes to Condensed Interim Financial Statements
Three and Nine Months Ended September 30, 2021
(Expressed in Canadian Dollars)

Unaudited

8.	Share-based payments (continued)

(a) Stock Options (continued)

The following table reflects the actual stock options issued and outstanding as of September 30, 2021:

Expiry date	Exercise price ($)	Weighted average remaining contractual life (years)	Number of options outstanding	Number of options vested (exercisable)
June 22, 2022	2.58	0.73	83,334	83,334
February 8, 2023	4.56	1.36	416,666	416,666
February 18, 2023	4.80	1.39	560,000	405,000
February 22, 2023	4.46	1.40	130,000	80,000
October 15, 2024	3.23	3.04	76,666	20,000
December 2, 2024	4.08	3.18	60,000	20,000
December 5, 2024	3.69	3.18	60,000	45,000
February 23, 2025	3.54	3.40	86,300	86,300
August 16, 2025	5.00	3.88	200,000	200,000
August 19, 2025	2.12	3.89	100,000	33,333
August 30, 2025	5.00	3.92	580,000	580,000
October 7, 2025	2.90	4.02	35,000	-
December 2, 2025	2.59	4.18	130,000	-
January 2, 2026	4.30	4.26	150,000	150,000
January 24, 2026	5.34	4.32	60,000	40,000
March 29, 2026	4.51	4.50	400,000	-
April 1, 2026	5.77	4.50	140,000	93,333
April 4, 2026	5.42	4.51	60,000	40,000
May 12, 2026	3.00	4.62	75,000	-
June 5, 2026	3.26	4.68	60,000	-
August 16, 2026	3.26	4.88	60,000	-
August 24, 2026	3.81	4.90	140,000	-
September 13, 2026	4.88	4.96	55,000	-
	4.38	3.25	3,717,966	2,292,966

(b) Performance Share Units and Other Share-Awards

The Corporation has also issued performance share units ("PSUs") to certain consultants of the Corporation. Grants of PSUs require the completion of certain performance criteria specific to each grant. During the nine months ended September 30, 2021, 100,000 PSUs have been granted and are outstanding (September 30, 2020 - nil).

The Corporation granted 700,000 share awards to certain consultants in August 2021. These are subject to time-based vesting of a 1/4 on each of September 17, 2021, October 17, 2021, November 17, 2021, and December 17, 2021. As of September 30, 2021, the Company issued 175,000 common shares of these shares with a fair value of $563,500.

Cardiol Therapeutics Inc.

Notes to Condensed Interim Financial Statements
Three and Nine Months Ended September 30, 2021
(Expressed in Canadian Dollars)

Unaudited

9.	Warrants

	Number of
	warrants	Amount
Balance, December 31, 2019	4,212,026	$1,731,250
Issued (note 7 (ii))	3,744,000	3,959,046
Expired	(13,482)	(35,144)
Exercised	(27,600)	(30,430)
Earned (i)	-	63,764
Balance, September 30, 2020	7,914,944	$5,688,486

Balance, December 31, 2020	4,521,604	$4,460,728
Issued (ii), (note 7 (iii))	3,617,603	3,707,789
Exercised	(3,353,123)	(3,867,107)
Earned (i)	-	16,063
Balance, September 30, 2021	4,786,084	$4,317,473

(i) During the nine months ended September 30, 2021, 4,016 warrants with a fair value of $16,063 (nine months ended September 30, 2020 - 15,941 warrants with a fair value of $63,764) were earned pursuant to the Caro Development Agreement (see note 11 (iii)).

(ii) 128,203 warrants with a fair value of $144,976 carrying an exercise price of $3.25 and an original expiry date of June 4, 2022, are included in this amount as a result of the exercise of 256,409 warrants carrying a price of $2.50. There were no grants related to these warrants during the nine months ended September 30, 2020. At the grant date, the fair value of the warrants issued was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions:

Nine Months
Ended
September 30,
2021
Fair value of warrants at grant date	$1.13
Share price	$3.88
Exercise price	$3.25
Risk-free interest rate	0.16%
Expected volatility	83%
Expected life in years	1.10
Expected dividend yield	Nil

Cardiol Therapeutics Inc.

Notes to Condensed Interim Financial Statements
Three and Nine Months Ended September 30, 2021
(Expressed in Canadian Dollars)

Unaudited

9.	Warrants (continued)

The following table reflects the actual warrants issued and outstanding as of September 30, 2021, excluding 1,020,000 special warrants convertible automatically into common shares for no additional consideration in accordance with the original escrow release terms as described in the Meros License Agreement (see note 6):

Expiry date	Exercise price ($)	Remaining contractual life (years)	Warrants exercisable
October 12, 2021 (1)	3.25	0.03	507,406
August 31, 2022	4.00	0.89	824,000
May 12, 2024	4.60	2.62	3,454,678
	4.11	2.05	4,786,084

(1) On September 10, 2021, Cardiol announced the acceleration of the expiry date of warrants issued on June 4, 2020, to October 12, 2021, from the original expiry date of June 4, 2022.

10.	Loss per share

For the three and nine months ended September 30, 2021, basic and diluted loss per share has been calculated based on the loss attributable to common shareholders of $9,909,990 and $25,380,782, respectively (three and nine months ended September 30, 2020 - $4,401,243 and $10,974,408, respectively) and the weighted average number of common shares outstanding of 43,169,772 and 39,308,910, respectively (three and nine months ended September 30, 2020 - 32,788,663 and 28,855,226, respectively). Diluted loss per share did not include the effect of stock options, PSUs, other share-awards, and warrants as they are anti-dilutive.

11.	Commitments

(i) The Company has leased premises with third parties. The minimum committed lease payments, which include the lease liability payments shown as base rent, are approximately as follows:

	Base rent	Variable rent	Total
2021	$12,961	$12,979	$25,940
2022	53,934	51,846	105,780
2023	55,376	51,846	107,222
2024	23,073	21,603	44,676
	$145,344	$138,274	$283,618

(ii) The Company has signed various agreements with consultants to provide services. Under the agreements, the Company has the following remaining commitments.

2021	$397,422
2022	67,022
464,444

Cardiol Therapeutics Inc.

Notes to Condensed Interim Financial Statements
Three and Nine Months Ended September 30, 2021
(Expressed in Canadian Dollars)

Unaudited

11.	Commitments (continued)

(iii) Cardiol entered into a development agreement (the “Caro Development Agreement”) with the Clinical Academic Research Organization, S.A. DE C.V. (“Caro”) dated August 28, 2018, for the further research and development of proprietary drug formulations for the treatment of heart failure. Caro is a Mexican corporation dedicated to providing clinical and scientific experimentation and consulting, as well as performing development activities by itself or through third-party providers.

Pursuant to the terms of the Caro Development Agreement, Caro will provide scientific experimentation, research activities, medical drug development activities, and medical drug formulation and discovery to Cardiol (the “Development Activities”), as set out in a development plan (the “Development Plan”). Under the Caro Development Agreement, Caro may also engage third-party providers of development activities in support of the Development Plan, which is anticipated to be limited to third-party vendors of materials.

Pursuant to the terms of the Caro Development Agreement, Cardiol will immediately upon execution of the Caro Development Agreement allot and set aside 824,000 Common Shares of Cardiol, and issue to Caro 824,000 warrants (the “Caro Compensation Warrants”), each warrant having the following qualifications: (i) an expiry date of August 31, 2022, or such earlier date as may be specified by a relevant stock exchange; (ii) an exercise price of $4 per share (to be settled through the issuance of invoices by Caro); and (iii) each of the Caro Compensation Warrants entitles Caro to purchase one Common Share of Cardiol for the exercise price. Cardiol also further agreed to pay Caro US$400,000 in cash (paid).

Pursuant to the terms of the Caro Development Agreement, both Cardiol and Caro may terminate the Caro Development Agreement if either party believes in good faith that the continued performance of the Development Activities may be commercially unwise, jeopardize safety, or otherwise be unethical or illegal. However, if Caro terminates the Caro Development Agreement for any reason except breach of contract by Cardiol, or terminates the development activities under the contract prior to achievement of all milestones in the Development Plan, then any unexercised Caro Compensation Warrants that are not related to Development Activities and milestones in the Development Plan that have been attained up to the time of termination of the Caro Development Agreement shall be deemed terminated as of the time of termination of the Caro Development Agreement.

Further, if Cardiol terminates the Caro Development Agreement for any reason (including breach of contract by Caro), or requires Caro to terminate the Development Activities prior to achievement of all milestones in the Development Plan, then the Caro Compensation Warrants issued to Caro that can be invoiced for the CARO Development Activities completed up to the time of termination shall be considered to have been earned notwithstanding such termination.

The CARO Compensation Warrants that cannot be exercised (because invoices for CARO Development Activities not completed cannot be issued) will be deemed terminated, null and void as of termination.

(iv) Cardiol entered into an exclusive supply agreement (the "Exclusive Supply Agreement”) with Noramco, Inc. (“Noramco”) dated September 28, 2018, as amended on December 7, 2018, December 11, 2018, July 2, 2019 and September 11, 2019, and November 12, 2019 pursuant to which Noramco will be the exclusive supplier of pharmaceutical cannabidiol for Cardiol, provided Noramco is able to meet Cardiol’s supply requirements.

During the period, the Exclusive Supply Agreement was assigned to Purisys, LLC ("Purisys"), an affiliate of Noramco headquartered in Athens, Georgia. This assignment had no impact on Cardiol’s rights under the Exclusive Supply Agreement.

Cardiol Therapeutics Inc.

Notes to Condensed Interim Financial Statements
Three and Nine Months Ended September 30, 2021
(Expressed in Canadian Dollars)

Unaudited

11.	Commitments (continued)

(iv) (continued) Pursuant to the terms of the Exclusive Supply Agreement, Cardiol paid a non-refundable payment of US$3,000,000 (the “Exclusivity Payment”). The Exclusivity Payment represents a prepayment for inventory and is being credited towards purchases.

Effective upon entering into a supply agreement with Shoppers Drug Mart Inc. on March 16, 2020, Purisys shall not sell pharmaceutical cannabidiol to any third party for use in the production of products sold to retail pharmacies in Canada and Mexico, such as Shoppers Drug Mart Inc. Notwithstanding this restriction, Purisys shall have the right to sell pharmaceutical cannabidiol to third parties outside Canada for use in products that are approved as prescription medicines by the Therapeutic Products Directorate of Health Canada for delivery into Canada.

The Exclusive Supply Agreement expires on December 31, 2038, subject to certain renewal provisions.

(v) Pursuant to the terms of agreements with various other contract research organizations, the Company is committed for contract research services for 2021 at a cost of approximately $1,390,981.

12.	Other expenses and adjustments

The following details highlight certain components of the research and development and general and administration expenses classified by nature. Remaining research and development and operating expenses include personnel costs and expenses paid to third parties:

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,
	2021	2020	2021	2020
Research and development expenses
Non-cash share-based compensation	179,092	15,647	420,520	58,746

General and administration expenses
Depreciation of property and equipment	34,478	36,236	101,498	107,816
Amortization of intangible assets	21,111	21,111	63,333	63,333
Non-cash share-based compensation	762,019	604,630	3,488,536	2,380,412

13.	Related party transactions

(a) The Company entered into the following transactions with related parties:

(i) Included in research and development expense is $291,844 and $1,072,580 for the three and nine months ended September 30, 2021 (three and nine months ended September 30, 2020 - $589,370 and $1,009,490) paid to a company related to a director. As at September 30, 2021, $781,799 (December 31, 2020 - $505,195) was owed to this company and this amount was included in accounts payable and accrued liabilities, and $33,927 (December 31, 2020 -

$1,470) was paid to this company and was included in prepaid expenses.

Cardiol Therapeutics Inc.

Notes to Condensed Interim Financial Statements
Three and Nine Months Ended September 30, 2021
(Expressed in Canadian Dollars)

Unaudited

13.	Related party transactions (continued)

(b) Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company. Remuneration of directors and key management personnel of the Company, except as noted in (a) above, was as follows:

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,
	2021	2020	2021	2020
Salaries and benefits	559,845	339,369	$1,995,733	$1,141,957
Share-based payments	358,126	135,559	811,774	504,760
	917,971	474,928	$2,807,507	$1,646,717

As at September 30, 2021, nil (December 31, 2020 - $190,940) was owed to key management personnel and this amount was included in accounts payable and accrued liabilities.

14.	Uncertainty due to COVID-19

The recent novel coronavirus (COVID-19) pandemic has impacted and could further impact our expected timelines, operations, and the operations of our third-party suppliers, manufacturers, and CROs as a result of quarantines, facility closures, travel and logistics restrictions, and other limitations in connection with the outbreak. While we expect this to be temporary, there is uncertainty around its duration and its broader impact. The Company had not experienced any adverse material affects as at September 30, 2021.

15.	Comparative figures

Certain of the prior period figures have been reclassified to conform with the presentation adopted in the current period. These reclassifications had no effect on the reported results of operations.

16.	Subsequent events

(i)   Subsequent to September 30, 2021, the Corporation granted 600,000 performance share units to certain consultants. Each performance share unit allows the holder to acquire one common share. Vesting of the performance share units is based on specific performance metrics that must be achieved prior to the expiry date of October 14, 2022.

(ii)   Subsequent to September 30, 2021, the Company completed a short form prospectus offering of units of the Company for aggregate gross proceeds of US$50,194,500. Under the offering, the Company sold a total of 16,350,000 units at a price of US$3.07. Each unit is comprised of one Class A common share of the Company and one-half purchase warrant of the Company. Each full warrant entitles the holder thereof to acquire one common share at a price of US$3.75 for a period of 36 months from issuance.